UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alpha Partners Technology Merger Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G63290111
G63290129**
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. G63290111 & G63290129

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP
2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [x]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:


5
Sole Voting Power


0

6
Shared Voting Power


124,372(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


124,372(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

124,372(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.8%

12
Type of Reporting Person (See Instructions)

PN

(1) Includes 120,750 Class A ordinary shares and 3,622 Units.

CUSIP No. G63290111 & G63290129

1
Names of Reporting Persons

ACM ASOF VII Cayman Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [x]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each
Reporting Person With:


5
Sole Voting Power


0

6
Shared Voting Power


171,651(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


171,651(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

171,651(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.1%

12
Type of Reporting Person (See Instructions)

PN

(1) Includes 166,650 Class A ordinary shares and 5,001 Units.

CUSIP No. G63290111 & G63290129

1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [x]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each
Reporting Person With:


5
Sole Voting Power


0

6
Shared Voting Power


218,977(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


218,977(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

218,977(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.4%

12
Type of Reporting Person (See Instructions)

PN

(1) Includes 212,600 Class A ordinary shares and 6,377 Units.

CUSIP No. G63290111 & G63290129

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [x]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:


5
Sole Voting Power


0

6
Shared Voting Power


515,000(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


515,000(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

515,000(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.3%

12
Type of Reporting Person (See Instructions)

IA, PN

(1) Includes 166,650 Class A ordinary shares and 5,001 Units held by ACM ASOF VII (Cayman) Holdco LP, 120,750 Class A ordinary shares and 3,622 Units held by Atalaya Special Purpose Investment Fund II LP, and 212,600 Class A ordinary shares and 6,377 Units held by ACM Alameda Special Purpose Investment Fund II LP.

Item 1(a). Name of Issuer:

Alpha Partners Technology Merger Corp.

Item 1(b). Address of Issuers Principal Executive Offices:

Empire State Building, 20 West 34th Street, Suite 4215,
New York, NY 10001

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of the following persons
(collectively, the Reporting Persons):

i. Atalaya Special Purpose Investment Fund II LP (ASPIF II);
ii. ACM ASOF VII Cayman Holdco LP (ASOF);
iii. ACM Alameda Special Purpose Investment Fund II LP
(Alameda); and
iv. Atalaya Capital Management LP (ACM).

Item 2(b). Address of Principal Business Office or, if None,
Residence:

The address of the principal business office of each of ASPIF
II, ASOF, Alameda, and ACM is One Rockefeller Plaza, 32nd Floor,
New York, NY 10020.

Item 2(c). Citizenship:

Each of ASPIF II and ACM is a Delaware limited partnership. Each of ASOF and Alameda is a Cayman Islands exempted limited partnership.

Item 2(d). Title and Class of Securities:

Class A ordinary shares, par value $0.0001 per share (the
Shares)

Item 2(e). CUSIP Number:

G63290111 & G63290129

Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 515,000 Shares, which amount includes 166,650 Class A ordinary shares and 5,001 Units held by ASOF, 120,750 Class A ordinary shares and 3,622 Units held by ASPIF II, and 212,600 Class A ordinary shares and 6,377 Units held by Alameda.

Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 3.3% of Shares outstanding, which amount includes
(i) 0.8% of Shares outstanding beneficially owned by ASPIF II,
(ii) 1.1% of Shares outstanding beneficially owned by ASOF and
(iii) 1.4% of Shares outstanding beneficially owned by Alameda. (These percentages are based on 15,582,409 Shares outstanding as reported in the Issuers Schedule 14A filed with the Securities and Exchange Commission on January 10, 2024.)

Item 4(c). Number of shares as to which such person has:

ASPIF II:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 124,372
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
124,372
ASOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 171,651
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
171,651
Alameda:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 218,977
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
218,977
ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 515,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
515,000

The Shares are directly held by ASPIF II, ASOF and Alameda (the Direct Holders). As ASPIF II, ASOF and Alamedas investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF and Alameda. This report shall not be deemed an admission that ACM, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another
Person.

This Item 6 is not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8. Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII Cayman Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



February 14, 2024

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).